Exhibit 1

FOR FURTHER INFORMATION CONTACT

ISRAEL:	UNITED STATES:
Maya Lustig	Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager	KCSA Worldwide
Lipman Electronic Engineering Ltd.	800 Second Ave.
11 Haamal Street, Park Afek	New York, NY 10017
Rosh Haayin 48092, Israel	(212) 896-1214/(212) 896-1209
972-3-902-9730	jcorbin@kcsa.com/lroth@kcsa.com

LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS FOURTH QUARTER
AND FULL YEAR 2003 FINANCIAL RESULTS

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Record Revenues of $117.7 Million for full year 2003;

Full year Net Income $29.4 Million or $2.75 Per Share;

Fourth Quarter Net Income of $9.6 Million or $0.88 Per Share;

Excluding Stock-Based Compensation, Fourth Quarter Pro Forma Net Income
of $11.1 Million or $1.02 Per Share;

Rosh Haayin, Israel, February 24, 2004. Lipman Electronic Engineering Ltd. (Nasdaq, TASE: LPMA) today announced financial results for the fourth quarter and year ended December 31, 2003.

For the fourth quarter of 2003, revenues were $36.9 million, an increase of 49.6% over revenues of $24.6 million for the fourth quarter of 2002. Net income for the quarter was $9.6 million, or $0.88 per diluted share, compared to $6.9 million, or $0.66 per diluted share, for the comparable period in 2002.

Gross profit for the quarter was $18.6 million, or 50.3% of revenues, compared to $13.3 million, or 54.1% of revenues, for the fourth quarter of 2002.

Revenues for 2003 increased 37.6% to $117.7 million, compared to $85.5 million during 2002. Net income for 2003 was $29.4 million, or $2.75 per share, compared to $21.9 million, or $2.11 per share, in 2002.

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LIPMAN REPORTS/2

Gross profit for 2003 was $59.3 million, or 50.3% of revenues, compared to $48.5 million, or 56.7% of revenues, for 2002.

Net income for the three months ended December 31, 2003 included $1.5 million of non-cash stock-based compensation expenses compared to $319,000 of these expenses in the comparable period in the prior year. Excluding the effect of stock-based compensation, pro forma net income for the fourth quarter was $11.1 million, or $1.02 per diluted share, compared to pro forma net income of $7.2 million, or $0.72 per diluted share, for the three months ended December 31, 2002.

Net income for 2003 included $2.6 million of non-cash stock-based compensation expenses compared to $2.7 million of these expenses in 2002. For 2003, pro forma net income excluding the effects of stock-based compensation was $31.9 million, or $2.99 per diluted share, compared to pro forma net income of $24.7 million, or $2.38 per diluted share for 2002.

As of December 31, 2003, the Company had cash, cash equivalents, short-term deposits and marketable securities of $57.5 million compared to $36.7 million reported on December 31, 2002. Lipman's cash balance as of December 31, 2003 does not include estimated net proceeds of approximately $86.6 million from the Company's initial public offering in the United States, which was closed on February 3, 2004.

Commenting on the results, Isaac Angel, President and Chief Executive Officer of Lipman said, "Our financial performance for the fourth quarter and full year was extremely strong, as we achieved record revenues and profitability for the year, generated cash and maintained strong margins relative to the industry. Our results for 2003 were driven by continued acceptance of our solutions in existing markets.

In addition, we have had a great deal of success in penetrating key geographic markets. We began selling into Latin America during 2003 and sales to the region accounted for an increasing percentage of our revenues as the year progressed. We took steps toward expanding Lipman's presence in other new markets through the opening of Lipman Italia S.r.l in Milan. We continue to target new regions that will enhance Lipman's global reach going forward and are proceeding with our plan to establish a U.K. subsidiary during 2004."

"During 2003, we introduced a significant number of new products. These products include new countertop and mobile terminals and PIN pads incorporating a wide range of communications and networking technologies to meet customer needs worldwide. These new products are a result of Lipman's ongoing strategy of developing and introducing products which help reduce payment card fraud."

LIPMAN REPORTS/3

He concluded, "We are pleased with the success of Lipman's recent initial public offering. Our balance sheet, already strong with $57.5 million in cash and limited debt, has been further strengthened as a result of the proceeds from this IPO in the United States. Given our current market position, we believe that a tremendous opportunity exists for Lipman to expand into new countries, enhance our suite of offerings through the introduction of new products and penetrate new vertical markets. Given our combination of a globally recognized brand, leading position in a growing market, technological innovation and financial strength, we believe Lipman is well positioned to achieve its strategic goals both in the short and long term, growing our business, expanding our market share and enhancing shareholder value."

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, all under the NURIT® brand name. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, Turkey, China, Spain, Russia, Italy, Canada and Latin America.

Statements concerning Lipman's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

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Lipman Electronic Engineering Ltd.
CONSOLIDATED BALANCE SHEET

	December 31,
U.S. dollars in thousands	2003	2002
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, short-term deposits
and marketable securities	57,465	36,726
Trade receivables	23,473	9,389
Other receivables and prepaid expenses	5,114	1,963
Inventories	28,889	20,263

Total current assets	114,941	68,341

Long term marketable securities	1,600	844
Property, plant and equipment, net	6,966	6,718
Severance pay fund	2,196	1,689
Other long-term assets	123	156
Intangible assets, net	7,196	7,402
Goodwill	1,150	1,150

Total assets	134,172	86,300

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term bank loans	145	124
Trade payables	11,917	5,218
Other payables and accrued expenses	11,517	3,465

Total current liabilities	23,579	8,807

Long-term bank loans	1,119	1,144
Accrued severance pay	3,083	2,691

Total shareholders' equity	106,391	73,658

Total liabilities and shareholders' equity	134,172	86,300

CONSOLIDATED STATEMENT OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2003	2002	2003	2002
Revenues	117,667	85,534	36,858	24,632
Cost of revenues	58,374	37,046	18,306	11,300
Gross profit	59,293	48,488	18,552	13,332
Operating expenses:
Research and development	4,770	4,043	1,193	1,202
Sales and marketing	16,317	12,422	4,687	3,276
General and administrative	6,122	5,466	1,743	1,699
Stock-based compensation	2,579	2,746	1,525	319
Amortization of intangible assets	206	206	52	52
Total operating expenses	29,994	24,833	9,200	6,548
Operating income	29,299	23,605	9,352	6,784
Financial Income (expense), net	3,627	160	1,324	342
Other income (expenses), net	189	-472	72	136
Income before taxes on income	33,115	23,293	10,748	7,262
Taxes on income	3,750	1,366	1,141	351
Net income	29,365	21,927	9,607	6,911
Diluted earnings per share	2.75	2.11	0.88	0.66
Number of shares for diluted earnings per share	10,677	10,371	10,864	10,450